February 16, 2006

Mr. Brian Fiddler
Chief Financial Officer
Petrogen Corp.
2000 South Dairy Ashford
Houston, Texas 77077



      Re:	Petrogen Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
Response letter dated February 1, 2006
      File No. 0-25579


Dear Mr. Fiddler:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1. Please file all of the response letters that you have sent during this review as correspondence on EDGAR as soon as possible. These should include response letters dated September 8, 2005; October 5,
2005; October 21, 2005; November 29, 2005; December 23, 2005;
February 1, 2006; and your response to this letter.


2. Please include an explanatory note at the forepart of the amended filings to explain the reasons you are filing the amendments; and referring readers to specific locations within the amended filings where further details are presented.

3. The draft equity statements included with your last response are incomplete, in that the exclude the accumulated deficit and total columns. Please ensure that you file a complete set of financial statements in your amendments.

Financial Statements

4. Within Note 2 under the heading Oil and Gas Properties on page
8,
you include the statement "The Company has reclassified the operator fees and recoverable expenses from the Statement of Operations to Oil and Gas Properties Unproved on the Balance Sheet to comply with Rule
4-10(c)(6)(iv)(D) of Regulation S-X." As we explained in prior comment two, the full cost guidance that you reference does not provide for the accounting that you describe. Further, the particular sentence quoted is inconsistent with the immediately preceding sentence, stating that "Any excess of such fees are recorded against the properties to reduce the carrying costs summarized on the balance sheet." If your prior representations to us during this review have been accurate, we believe that you should delete the one sentence suggesting that you have reclassified total operator fees and recoverable expenses to the balance sheet. We reissue prior comment two.

5. We note that in response to prior comment four, you have
restated
your financial statements in draft form to expense costs of your recapitalization that had incorrectly been recorded directly against the equity account.  However, there has been no change in the dating
of the audit report, and no explanatory language added to the audit
report to address the restatement that is necessary to correct the accounting for these transactional costs, as would ordinarily be required under AU Sections 530.05 and 420.12. Please ask your auditors to consult this guidance, and to advise us of their position on applicability pertinent to the reissuance of their March 31,
2005
audit report; which will be necessary for you to include that report when filing the amendment to your Form 10-KSB.

6. Given that you are correcting your financial statements to recognize the transaction costs associated with the finders fee and modification of share purchase warrants, you will need to include error correction disclosures reconciling the "as previously reported" amounts to the "restated" amounts, and explaining the reasons that you are correcting these items. All columnar and line item labels relating to amounts that have been corrected in your financial statements should include the "restated" parenthetical notation. Please ensure that such labeling is consistent throughout your documents.
Form 10-QSB for the Periods Ended September 30, 2005

General

7. Please revise the accounting and disclosures in each of your interim reports filed subsequent to your most recent Form 10-KSB as necessary to comply with all applicable comments written on your annual report.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Brian Fiddler
Petrogen Corp.
February 16, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010